UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*

                                  SAM & LIBBY, INC.
                                   (Name of Issuer)

                            Common Stock, $.001 par value
                            (Title of Class of Securities)

                                       79584310
                                    (CUSIP Number)

                                  Andre W. Brewster
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 30, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18






          CUSIP No. 79584310         SCHEDULE 13D              Page 2 of 41



          of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 1 of 41
                           Exhibit Index Located on Page 9






          CUSIP No. 79584310         SCHEDULE 13D              Page 3 of 41




       1   Name of Reporting Person            Lane International Trading, Inc.

           IRS Identification No. of Above Person
       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                              OO, AF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                          0

         NUMBER OF
          SHARES          8    Shared Voting Power                    1,358,608
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                     0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power               1,358,608


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                    1,358,608


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             9.89%*


       14   Type of Reporting Person                                        CO


     *    See response to Item 5.






          CUSIP No. 79584310         SCHEDULE 13D              Page 4 of 41




       1   Name of Reporting Person                             Lane L.T. Shay

           IRS Identification No. of Above Person
       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                             AF, PF

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                           USA


                          7    Sole Voting Power                         10,653

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,358,608*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    10,653
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,358,608*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,369,261*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             9.96%*


       14   Type of Reporting Person                                       IN


     *    See response to Item 5.







          CUSIP No. 79584310         SCHEDULE 13D              Page 5 of 41



             Item 1.   Security and Issuer

                       This Schedule 13D relates to shares of Common
             Stock, $0.001 par value (the "Common Stock"), of Sam & Libby, Inc., a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 58 West 40th Street, New York, New York 10018.

             Item 2.   Identity and Background

                       This Schedule is filed on behalf of Lane
             International Trading, Inc., a California corporation ("Lane"), and Lane L.T. Shay, the President, a director and a controlling shareholder of Lane ("Shay"). (Lane and Shay are collectively referred to herein as the "Reporting Persons.")

                       Lane is a California corporation whose principal
             business is importing shoes. The principal business and office address of Lane is 31284 San Antonio Street, Suite 7, Hayward, California 94544. The names of the executive officers, directors and controlling shareholders of Lane and their addresses, principal occupations and citizenship are as follows:



                                                       Principal
                                                       Occupation     Citizen-
      Name and Position     Business Address           or Employment  ship

      Lane L.T. Shay        31284 San Antonio Street   President and  USA
      President, Director   Suite 7                    Director of
      and Controlling       Hayward, CA  94544         Lane and
      Shareholder                                      Managing
                                                       Director of
                                                       La Lano
                                                       International
                                                       Trading, Inc.
                                                       (shoe
                                                       exporter)

      Manuel E. Salazar     31284 San Antonio Street   Vice           USA
      Vice President,       Suite 7                    President,
      Treasurer, Secretary  Hayward, CA  94544         Treasurer,
      and Director                                     Secretary and
                                                       Director of
                                                       Lane







          CUSIP No. 79584310         SCHEDULE 13D              Page 6 of 41



                       To the best knowledge of the Reporting Persons,
             none of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3.   Source and Amount of Funds or Other Consideration

                       The purchase price for the shares of Common Stock
             described in Item 4 below was $1,018,956. The source of funds for the purchase of such shares was the cancellation of an equal amount of trade indebtedness owed by the Issuer to Lane and La Lano International Trading, Inc. ("La Lano").

                       Shay holds an additional 10,653 shares of Common
             Stock that was purchased on the open market with his personal funds at various times prior to July 30, 1996.

             Item 4.   Purpose of Transaction

                       Effective as of July 30, 1996, the Issuer, Braha
             Industries, Inc. ("Braha"), Lane and La Lano entered into a Composition and Conversion Agreement (the "Composition Agreement") and the Issuer, Braha and Lane entered into a related Registration Rights Agreement (the "Registration Rights Agreement"; collectively, the "Agreements").

                       Pursuant to the Agreements, Lane and La Lano
             converted $1,018,956 in trade indebtedness into 1,358,608 shares of Common Stock (the "Shares") at a conversion price of $0.75 per Share. Copies of the Agreements are attached as Exhibits 2 and 3. All descriptions of the Agreements contained in this Schedule are qualified in their entirety by reference to the terms of the Agreements.

                       Lane acquired the Shares to compromise a portion of
             the debt owed to it and La Lano by the Issuer. Depending upon the prospects of the Issuer, general market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, including shares of Common Stock, in the open market, in privately negotiated transactions, directly from the Issuer or otherwise.
             Alternatively, depending upon such factors, the Reporting
             Persons may, from time to time, dispose of some or all of the securities of the Issuer that they may beneficially own. Any







          CUSIP No. 79584310         SCHEDULE 13D              Page 7 of 41



             such disposition of the Shares would be subject to the transfer restrictions and registration rights described in
             Item 6 below.

                       Other than as set forth in this Schedule, the
             Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, although they may in the future take actions which would have such consequences.

             Item 5.   Interest in Securities of the Issuer

                       (a), (b)  According to information furnished to the
             Reporting Persons by the Issuer, there were 13,741,367 shares of Common Stock issued and outstanding as of July 31, 1996 (after giving effect to the additional 2,697,868 shares of Common Stock issued to Lane and Braha pursuant to the Composition Agreement).

                       To the best knowledge of the Reporting Persons, the
             following table shows as of July 31, 1996 the number of shares of Common Stock as to which each person named in
             Item 2 has sole or shared voting and dispositive power, as well as the aggregate number and percentage of shares of Common Stock beneficially owned:


                          Sole Voting    Shared                 Percentage
                              and      Voting and   Aggregate       of
                          Dispositive  Dispositive    Number    Outstanding
             Name            Power        Power     of Shares     Shares

      Lane L.T. Shay        10,653      1,358,608   1,369,261      9.96%

      Lane International       0        1,358,608   1,358,608      9.89%
      Trading, Inc.

      Manuel E. Salazar       500           0          500       Less than
                                                                   .01%

                       As President, director and controlling shareholder
             of Lane, Shay might be deemed to be beneficial owner of the 1,358,608 shares owned by Lane. Although Shay is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other executive officers, directors or shareholders of Lane is, for any purpose, the beneficial owner of any of the shares owned by Lane.






          CUSIP No. 79584310         SCHEDULE 13D              Page 8 of 41



                       (c) During the past 60 days, no transactions in the Common Stock were effected by the persons named in
             Item 5(a), other than the transactions reported in this Schedule.

                       (d), (e)   Not applicable.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Issuer

                       Transfer Restrictions.  In the Composition
             Agreement, Lane acknowledges that the Shares are not registered under the Securities Act of 1933, as amended (the "Act"), and may not be transferred in the absence of such registration or an exemption therefrom. The shares owned by Lane and Shay may be subject to other restrictions on transfer under federal and state securities laws.

                       Registration Rights.  Under the Registration Rights
             Agreement, Lane and Braha have certain rights to require the Issuer to register the Shares for resale under the Act after September 24, 1996. Lane and Braha also have certain rights to require the Issuer to include the Shares in registrations initiated by the Issuer.

                       Voting.  Lane has agreed to vote the Shares in
             favor of the proposed transaction involving the sale of certain trademark, trade name and other assets of the Company to Maxwell Shoe Company Inc.

                       Other.  Except for the contracts, arrangements,
             understandings and relationships described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

             Item 7.   Material to be Filed as Exhibits

             Exhibit 1      Joint Filing Agreement

             Exhibit 2 Composition and Conversion Agreement, dated as of June 26, 1996

             Exhibit 3 Registration Rights Agreement, dated as of June 26, 1996






          CUSIP No. 79584310         SCHEDULE 13D              Page 9 of 41



                                       Signatures

                       After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             Dated:  August 8, 1996


             LANE INTERNATIONAL TRADING,
             INC.



             By /s/LANE L.T. SHAY             /s/ LANE L.T. SHAY
                _________________________     ____________________________
                Lane L.T. Shay, President     Lane L.T. Shay






          CUSIP No. 79584310         SCHEDULE 13D             Page 10 of 41



                                   INDEX TO EXHIBITS

                                                             Sequentially
                                                               Numbered
              Item          Description                           Page


              Exhibit 1     Joint Filing Agreement                11

              Exhibit 2     Composition and Conversion            12
                            Agreement, dated as of June 26,
                            1996

              Exhibit 3     Registration Rights Agreement,        28
                            dated as of June 26, 1996






          CUSIP No. 79584310         SCHEDULE 13D             Page 11 of 41



                                 JOINT FILING AGREEMENT          EXHIBIT 1



                       The undersigned persons, being duly authorized,
             hereby agree, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such persons.



             Dated:  August 8, 1996


             LANE INTERNATIONAL TRADING,
             INC.



             By /s/ LANE L.T. SHAY            /s/ LANE L.T. SHAY
                _________________________     ____________________________
                Lane L.T. Shay, President     Lane L.T. Shay






             CUSIP No. 79584310       SCHEDULE 13D           Page 12 of 41


                                                                 EXHIBIT 2

                          COMPOSITION AND CONVERSION AGREEMENT

                  AGREEMENT, dated as of June 26, 1996, by and among SAM &
             LIBBY, INC., a California corporation, with its principal office at 58 West 40th Street, New York, New York 10018 (the "Company"), BRAHA INDUSTRIES, INC., a New York corporation, with its principal office at 1 East 33rd Street, New York, New York 10016 ("Braha"), LANE INTERNATIONAL TRADING, INC., a California corporation, with its principal office at 31284 San Antonio Street, Suite 7, Hayward, California 94544 ("LIT") and LA LANO INTERNATIONAL TRADING, INC., a Taiwan corporation, with offices at Room 8, 8th Floor, No. 20, Ta Lung Rd., Taichung, Taiwan R.O.C. ("La Lano"). Lane International Trading, Inc. and La Lano International Trading, Inc. shall hereinafter sometimes be referred to, jointly and severally, as "Lane".

                                 W I T N E S S E T H :

                  WHEREAS, the Company has been and still is engaged in
             the business of the design, development and marketing of women's and children's footwear; and

                  WHEREAS, the Company, in the course of transacting its
             business, has incurred various indebtedness to each of Braha and Lane; and

                  WHEREAS, Braha and Lane are willing to settle the
             Company's respective outstanding indebtedness to them, but solely upon the terms and conditions hereinafter set forth;

                  NOW, THEREFORE, in consideration of the promises and of
             the mutual undertakings of the respective parties hereto and the mutual promises of and to the several parties hereto, it is agreed as follows:

                  1. Braha hereby agrees to forgive Eight Hundred Ninety-Seven Thousand Seven Hundred Seventy-Seven Dollars and Fifty Cents ($897,777.50) of the Company's approximate Three Million Two Hundred Thousand Dollars ($3,200,000) indebtedness to Braha, for an approximate aggregate remaining debt of Two Million Three Hundred Two Thousand Two Hundred Twenty-Two Dollars and Fifty Cents ($2,302,222.50) when, as and if the approximate One Million Two Hundred Ninety-Seven Thousand Seven Hundred Seventy-Seven Dollars and Fifty Cents ($1,297,777.50) referred to in Section 4 hereof has been paid in full.









             CUSIP No. 79584310       SCHEDULE 13D           Page 13 of 41

                  2. Lane hereby agrees to forgive Three Hundred Ninety Thousand Five Hundred Twenty-Two Dollars ($390,522) of the Company's One Million Seven Hundred Thirty-Four Thousand Eight Hundred Thirty Dollars ($1,734,830) indebtedness to Lane, for an aggregate remaining debt of One Million Three Hundred Forty-Four Thousand Three Hundred Eight Dollars ($1,344,308) when, as and if the Three Hundred Twenty-Five Thousand Three Hundred Fifty-Two Dollars ($325,352) referred to in Section 5 hereof has been paid in full.

                  3. On the date the opinion of corporate counsel to the Company is delivered to Braha and Lane in accordance with
             Section 14 of this Agreement, the Company shall cause its transfer agent to issue a stock certificate to Braha for One Million Three Hundred Thirty-Nine Thousand Two Hundred Sixty (1,339,260) shares of the Company's Common Stock, $0.001 par value and a stock certificate to LIT for One Million Three Hundred Fifty-Eight Thousand Six Hundred Eight (1,358,608) shares of the Company's Common Stock, $0.001 par value, (together the "Conversion Stock") at a conversion of debt purchase price of $0.75 per share, for an aggregate purchase price to Braha of One Million Four Thousand Four Hundred Forty-Five Dollars ($1,004,445) and to Lane of One Million Eighteen Thousand Nine Hundred Fifty Six Dollars ($1,018,956) (as it applies to each of Braha and/or Lane, the "Conversion Debt") to be applied to the approximate aggregate remaining debt of each of Braha and Lane under Sections 1 and 2 hereof. Braha and LIT have each severally subscribed for the purchase of the Conversion Stock with the Conversion Debt by their execution of this Agreement, subject to the receipt of the aforementioned opinion of corporate counsel to the Company as hereinabove referred.

                  4. After provisional application of the debt reduction provided for in Section 1 above and the application of the Conversion Debt as set forth in Section 3 above, there is now due and payable from the Company to Braha the approximate aggregate sum of One Million Two Hundred Ninety-Seven Thousand Seven Hundred Seven Dollars and Fifty Cents ($1,297,777.50), which the Company and Braha agree shall be paid in consecutive monthly installments, due on or before the first (1st) day of each month commencing August, 1996 and ending November, 1996, of Two Hundred Fifty Thousand Dollars ($250,000) per month, an installment of Two Hundred Thousand















             CUSIP No. 79584310       SCHEDULE 13D           Page 14 of 41


             Dollars ($200,000) due on or before the first (1st) day of December, 1996, and a final installment of Ninety-Seven Thousand Seven Hundred Seventy-Seven Dollars and Fifty Cents ($97,777.50) due on or before the first (1st) day of January, 1997, all without interest thereon, except as provided in
             Section 9 hereof, until paid.

                  5. After provisional application of the debt reduction provided for in Section 2 above and the application of the Conversion Debt as set forth in Section 3 above, there is now due and payable to Lane the aggregate sum of Three Hundred Twenty-Five Thousand Three Hundred Fifty-Two Dollars ($325,352), which the Company and Lane agree shall be paid in consecutive monthly installments, due on or before the first
             (1st) day of each month commencing August, 1996, and ending December, 1996, of Forty-Six Thousand Nine Hundred Sixty-Six ($46,966) per month, and a final installment of Eighty-Two Thousand Thirty-Three Dollars ($82,533) due on or before the first (1st) day of January, 1997, without interest thereon, except as provided in Section 9 hereof, until paid.

                  6. Braha and/or Lane may unilaterally agree with the Company to defer and/or reduce payments to itself under Sections 4 or 5 hereof, as the case may be, without the consent of the remaining party and without constituting an Event of Default (as hereinafter defined) hereunder.

                  7. The Company shall have the right to make prepayments under Sections 4 or 5 hereof; provided, however, that unless agreed to the contrary by the parties hereto, Braha shall receive 80.82% of any such prepayments and Lane shall receive 19.18% of any such prepayments. Provided, however, that in the event that the Company successfully concludes the presently proposed sale of certain of its assets to Maxwell Shoe Company, Inc. (the "Maxwell Transaction") then, in that event, the Company shall prepay to Braha and/or Lane, as the case may be, the remaining balance due and owing to such entity under Sections 4 and/or 5 hereof (after application of the related debt reduction provided for in Sections 1 and/or 2 hereof and the Conversion Debt provided for in Section 3 hereof) within five (5) business days following the date upon which the Company receives the proceeds of such sale as cleared funds ("Maxwell Funding Date").

                  8. If an Event of Default (as those terms are hereinafter defined) shall occur with respect to Braha and/or Lane, as the case may be, then,in such event, the entity(ies) as to which such Event of Default shall have occurred









             CUSIP No. 79584310       SCHEDULE 13D           Page 15 of 41


             will no longer be subject to the provisional forgiveness provisions of Sections 1 and/or 2 hereof, as the case may be, and any sums due under this Agreement shall be immediately due and payable by the Company.

                  9. Interest shall accrue at the maximum interest rate permitted by law from January 1, 1996, on any portion of the debts outstanding referred to in Sections 1 and/or 2 hereof, until such time as the Company has repaid such debt or portion, or such debt or portion has been forgiven and/or such debt or portion has become Conversion Debt, all as hereinabove provided. Provided, however, that no payment of such interest shall be due and/or payable by the Company unless and until an Event of Default shall have occurred hereunder, in which case all such accrued, but unpaid interest shall become immediately due and payable. Notwithstanding the foregoing, Braha and/or Lane, as the case may be, hereby agrees to forgive such interest in its entirety upon payment of the amounts due to it under the provisions of Section 4 or 5 hereof (after application of the debt reduction and Conversion Debt provided for in Sections 1, 2 and 3 hereof), as the case may be.

                  10. The Company shall contemporaneously with the issuance of the stock certificates to Braha and LIT in accordance with the provision of Section 3 hereof execute and deliver to each of Braha and LIT a Registration Rights Agreement in the form of Exhibit A annexed hereto, which relates solely to the Conversion Stock purchased hereunder with the Conversion Debt.

                  11. Braha and Lane severally acknowledge that the Conversion Stock to be issued in consideration of the Conversion Debt will not be registered under the Securities Act of 1933 (the "1933 Act") and therefore shall be subject to restrictions on sale and/or other transfers under federal and state securities laws and, in connection therewith, the certificates to be issued for the Conversion Stock shall each bear a restrictive legend in substantially the following form:

                            "The shares represented by this
                            certificate have not been
                            registered under the securities
                            act of 1933.  The shares have
                            been acquired for investment
                            and may not be transferred or
                            assigned in the absence of an
                            effective registration
                            statement for these








             CUSIP No. 79584310       SCHEDULE 13D           Page 16 of 41


                            shares under the Securities Act
                            of 1933 or an exemption from
                            registration under such Act."

                  12. All actions to be taken by Lane pursuant to this Agreement shall require the signature of each of La Lano and LIT, except as to any and all rights with respect to the issuance of the Conversion Stock, with respect to which La Lano may take no action or exercise any rights under this Agreement. It being understood and agreed by both such entities that no Event of Default may be declared by one such entity unless also declared by the other and that no exercise of any right hereunder, except as hereinabove reserved to LIT, may be exercised by any such entity individually without the written consent of the Company first obtained.

                  13. The Company represents and warrants to Braha and Lane as of the date of the execution of this Agreement, as follows:

                       (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority for the carrying on of its business in the manner conducted;

                       (b) the Company has all necessary corporate powers and has taken all necessary corporate action required to make all provisions of this Agreement and any and all other documents and instruments delivered in connection herewith the valid and enforceable obligations of the Company, subject to usury and creditor's rights laws;

                       (c)  neither the execution, delivery and
             performance of this Agreement nor the offer, issuance and sale of the Conversion Stock to Braha and LIT, as the case may be, will; (i) conflict with or violate the Articles or By-laws of the Company; (ii) conflict with or result in a default under or breach of any instrument or agreement to which the Company is a party or by which it is bound; (iii) require the consent (other than such consents as may have been required and which have been obtained) of, or other action by, any non-governmental person, including any shareholder, trustee or creditor of, any lessor to or any investor in the Company; or (iv) cause the Company to be in violation of any statute, law, regulation or ordinance or any judgment, decree, writ, injunction, order, award or other action of any court or governmental authority or arbitrator;










             CUSIP No. 79584310       SCHEDULE 13D           Page 17 of 41


                       (d) the Company has reserved an aggregate of Two Million Six Hundred Ninety-Seven Thousand Eight Hundred Sixty-Eight (2,697,868) shares of its Common Stock, $0.001 par value, for issuance in connection with this Agreement; and

                       (e) the Conversion Stock has been duly authorized and, when issued and delivered, will be validly issued and fully paid and nonassessable; and that Braha and LIT, will receive good title to the Conversion Stock free and clear of any liens, encumbrances, rights and restrictions of any nature, other than restrictions on transfer of the shares of Conversion Stock imposed by relevant state and federal securities laws.

                  14. The Company shall cause an opinion of Wilson, Sonsini, Goodrich and Rosati, corporate counsel to the Company, dated the date hereof, in form and substance reasonably acceptable to counsel for Braha and/or Lane, as the case may be, to be delivered to Braha and Lane.

                  15. Each of Braha and Lane represent and warrant to the Company, as of the date of this Agreement, as follows:

                       (a) It is a corporation duly organized, validly existing and in good standing under the laws of the state (or country) of its incorporation and has all requisite corporate power and authority for the carrying on of its business in the manner conducted;

                       (b) it has all necessary corporate powers and has taken all necessary corporate action required to make all provisions of this Agreement and any and all other documents and instruments delivered in connection herewith its valid and enforceable obligations, subject to creditor's rights laws;

                       (c)  neither the execution, delivery and
             performance of this Agreement nor (with respect only to Braha and LIT) the purchase, acquisition and receipt of the Conversion Stock will: (i) conflict with or violate the Articles or By-laws of Braha or Lane, as the case may be;
             (ii) conflict with or result in a default under or breach of any instrument or agreement to which Braha or Lane, as the case may be, is a party or by which it is bound; (iii) require the consent (other than such consent as may have been required and which have been obtained) of, or other action by, any non-governmental person, including any shareholder, trustee or creditor of, any lessor to or any









             CUSIP No. 79584310       SCHEDULE 13D           Page 18 of 41


             investor in Braha or Lane, as the case may be; or (iv) cause the Braha or Lane, as the case may be, to be in violation of any statute, law, regulation or ordinance or any judgment, decree, writ, injunction, order, award or other action of any court or governmental authority or arbitrator;

                       (d) that the Conversion Stock Braha and/or LIT, as the case may be, acquires pursuant to the provisions of
             Section 3 hereof are being acquired for investment purposes only and not with a view toward resale thereof;

                       (e) it is an experienced investor who can afford the risk of loss of its entire investment; has had access to financial and other information regarding the Company's business and has been afforded the opportunity to ask the officers of the Company for such information as it required, except for the Letter of Intent for the Maxwell Transaction; and

                       (f)  Braha and/or LIT, as the case may be,
             understands that the benefits of the Registration Rights Agreement are personal to it and may not be assigned or otherwise devolve to any other person or entity, except as specifically provided for therein.

                  16.  The Company undertakes and agrees that:

                       (a) The Company will pay to Lane the sum of Three Hundred Thirty-Five Thousand Two Hundred Eighty Dollars and Seven Cents ($335,280.07) within three (3) business days following the first to occur of (i) the date upon which the Company receives additional funding from BNY Financial Corporation, pursuant to its ongoing negotiations with such entity for a new banking agreement; (ii) the Maxwell Funding Date; or (iii) the thirty-third (33rd) day following the execution of this Agreement by all parties named herein. Provided, however, that such amount is to be paid in full on the first to occur of (i), (ii) or (iii) above, and any adjustments provided for herein not agreed to in writing by Lane and the Company prior to either of such events, shall be retroactively adjusted upon resolution by Lane and the Company. This sum relates to the Company's purchase orders placed, and Lane's invoices issued, after March 23, 1996.
             The Company agrees to notify Lane when, as and if such additional funding is received and or the Maxwell Funding Date shall occur.












             CUSIP No. 79584310       SCHEDULE 13D           Page 19 of 41


                       (b) that the Company shall at all times have such number of shares of its Common Stock issued and outstanding so that the then issued and outstanding Shares of Conversion Stock then owned beneficially and of record by Braha (including 30,000 shares presently owned by the Braha Industries, Inc. Profit Sharing Trust) or Lane (including 10,653 shares presently owned by Lane Shay) shall, separately, and not in the aggregate, constitute less than ten percent (10%) of the shares of the Company's Common Stock then issued and outstanding, unless the Company shall have obtained the written consent of Braha and/or Lane, as the case may be.

                  17. The amounts referred to in Sections 1, 2 and subsection 16(a) hereof are believed by the Company, Braha and Lane to be definitive and are subject to adjustment for mathematical errors and for missing invoices or payments.

                  18. The approximate amount of aggregate debt due to Braha under Section 1 hereof includes all invoices of Braha to the Company up to and including March 20, 1996, and the aggregate debt due to Lane under Section 2 hereof includes all invoices of Lane to and including March 23, 1996. Any and all debt (except interest as defined in Section 9 hereof) incurred by the Company with such entities on or after the applicable dates set forth herein is not subsumed within Sections 1 or 2 hereof, as the case may be.

                  19. The Company agrees that it will not assert any claims for defective merchandise against Braha and/or Lane with respect to invoiced merchandise included within the applicable periods set forth in Section 18 above.

                  20. This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  21. The Company shall be deemed to be in breach of this Agreement and the claims of Braha and/or Lane, as the case may be, shall be reinstated in full, except as to (i) such portions thereof as were forgiven (with all conditions thereto having been met) under Sections 1, 2 and/or 9 hereof and (ii) the conversion of the Conversion Debt into Conversion Stock, all with respect only to whichever of Braha and/or Lane such Event of Default relates, upon the happening of one or more of the following events and the giving of the applicable written notice provided below to such effect by Braha and/or Lane,









             CUSIP No. 79584310       SCHEDULE 13D           Page 20 of 41


             as the case may be (provided, however, that in the event of an Event of Default under sub-sections g, h, i and/or j below, no notice shall be required) and notwithstanding the foregoing, the Company may use such notice period to effect the cure of any such breach prior to the expiration of the notice period when such breach shall become an Event of Default and, if so cured, the Event of Default shall be deemed not to have occurred ("Event of Default"):

                       (a) the failure of the Company to make any of the payments provided in Section 4 hereof, which breach remains uncured for a period of fifteen (15) days after written notice thereof to the Company (this sub-section shall not be a breach available to Lane);


                       (b) the failure of the Company to make any of the payments provided in Section 5 hereof, which breach remains uncured for a period of fifteen (15) days after written notice thereof to the Company (this sub-section shall not be a breach available to Braha);

                       (c) the failure of the Company to pay when due its current obligations to Braha arising after the date hereof, which breach remains uncured for a period of thirty-five (35) days after the expiration of trade terms, if any, then being extended to the Company and after written notice thereof to the Company (this sub-section shall not be a breach available to Lane);

                       (d) the failure of the Company to pay when due its current obligations to Lane arising after the date hereof (this sub-section shall not be a breach available to Braha), which breach remains uncured for a period of thirty-five (35) days after the expiration of trade terms, if any, then being extended to the Company and after written notice thereof to the Company;

                       (e) the failure of the Company to pay, when due, the payment provided in Section 16(a) hereof, which breach remains uncured for a period of five (5) days after written notice thereof to the Company (this sub-section shall not be a breach available to Braha);

                       (f) the failure of the Company to comply with any material covenant in this Agreement for a period of thirty-five (35) days after written notice thereof to the Company;








             CUSIP No. 79584310       SCHEDULE 13D           Page 21 of 41


                       (g) the filing of a petition against the Company in a court of competent jurisdiction in an involuntary case under the federal bankruptcy laws, as may now or hereafter be constituted or hereafter amended, or any applicable federal or state bankruptcy, insolvency or other similar law or the appointment of a receiver, liquidator, assignee, custodian, trustee or other similar official for all or any substantial part of the property of the Company and the continuance of any such decree, order or appointment unstayed and in effect for a period of ninety (90) consecutive days;

                       (h) the commencement by the Company of a voluntary case under the federal bankruptcy laws, as may now or hereafter be constituted or hereafter amended, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the making by any of the Company of any assignment for the benefit of creditors;

                       (i)  the entry of a judgment by a court of
             competent jurisdiction against the Company and the scheduling of a sale of a substantial part of the Company's inventory or equipment pursuant to any formal legal proceeding instituted against the Company and the Company having failed to discharge or vacate the lien of such judgment or legal proceeding within at least five (5) days before the date scheduled for the sale; or

                       (j) the failure of the Company to pay any taxes as a result of which any action shall have been taken to foreclose upon any lien for such taxes on any of the Company's property, unless such claim is contested in good faith.

                  22. In no event shall the provisions of subsection 21(c) and/or 21(d) hereof be deemed to require either Braha or Lane, as the case may be, to give any notice, or extend any cure period, to the Company with respect to its non-payment of any such current debt, such subsections relating only to the declaration of an Event of Default hereunder.

                  23. Upon the occurrence of an Event of Default and proper notice by Braha and/or Lane to the Company, if no cure is effected during the applicable notice period, if any, the noticing party may exercise any and all of its legal or equitable rights or remedies.










             CUSIP No. 79584310       SCHEDULE 13D           Page 22 of 41


                  24. The failure or delay of Braha and/or Lane to declare any default or to enforce any rights, powers or remedies hereunder shall not operate as a waiver of their respective rights to subsequently declare any such default or enforce such rights, powers or remedies, but any default or right, power or remedy shall continue to remain in full force and effect notwithstanding that Braha and/or Lane may, at any time, in its discretion, by action taken or by forbearance, grant, agree to or permit any extensions, renewals, modifications, waivers or indulgences whatsoever.

                  25. Nothing contained in this Agreement shall be construed or deemed to release or discharge any rights and remedies that either Braha and/or Lane may now or hereafter have against any endorser, guarantor or other surety who may now or hereafter be liable to either of them upon any debt within the purview of this Agreement, and each such right and remedy is hereby expressly reserved.

                  26. Provided that the Company shall not be in substantial default in the performance of any of the material terms, provisions and conditions of this Agreement, and shall keep, observe and perform the same, neither Braha nor Lane will institute any action or proceeding, or continue any pending action or proceeding against the Company and will not levy any execution, attachment or any other process against the Company's property for and by reason of any debt owing to Braha as of March 20, 1996, and as to Lane as of March 23, 1996, and will not file or join in any petition in bankruptcy or in any proceeding under the Bankruptcy Code or its amendment or in any other proceeding having for its object the appointment of a receiver or trustee for the Company.

                  27. All notices, requests, demands, exercises and other communication provided for herein shall be in writing and sent by express, certified or registered mail, postage prepaid, return receipt requested, or by Federal Express for next business day delivery (signature not waived) if domestic United States and, if international, solely by Federal Express or Airborne Express for the fastest possible delivery time available through such carrier to the applicable party at the addresses indicated below:













             CUSIP No. 79584310       SCHEDULE 13D           Page 23 of 41


                       If to the Company:

                       Sam & Libby, Inc.
                       58 West 40th Street
                       New York, NY  10018
                       Attn:  Mr. Samuel L. Edelman

                            With a copy to each of:

                            Kaufmann, Feiner, Yamin, Gildin & Robbins LLP 777 Third Avenue
                            New York, NY  10017
                            Attn:  Michael G. Yamin, Esq.

                                      - and -

                            Wilson Sonsini, Goodrich & Rosati
                            650 Page Mill Road
                            Palo Alto, CA  94304
                            Attn:  Steven L. Berson, Esq.

                       If to Braha:

                       Braha Industries, Inc.
                       1 East 33rd Street
                       New York, NY  10016
                       Attn:  Mr. David Braha

                            With a copy to:

                            Todtman, Young, Tunick, Nachamie,
                              Hendler & Spizz, P.C.
                            425 Park Avenue
                            New York, NY  10022
                            Attn: Stanley B. Hendler, Esq.




















             CUSIP No. 79584310       SCHEDULE 13D           Page 24 of 41


                       If to LIT (or Lane):

                       Lane International Trading, Inc.
                       31284 San Antonio Street, Suite 7
                       Hayward, CA  94544
                       Attn:  Mr. Lane Shay

                            With a copy to:

                            Howard, Rice, Nemerovski, Canady, Falk &
                                 Rabkin
                            Three Embarcadero Center
                            7th Floor
                            San Francisco, CA  94111
                            Attn:  Janet A. Nexon, Esq.

                       If to La Lano (or Lane):

                       La Lano International Trading, Inc.
                       Room 8, 6th Floor
                       No. 20, Ta Lung Rd.
                       Taichung, Taiwan R.O.C.

                            With a copy to:

                            Howard, Rice, Nemerovski, Canady, Falk &
                                 Rabkin
                            Three Embarcadero Center
                            7th Floor
                            San Francisco, CA  94111
                            Attn:  Janet A. Nexon, Esq.

             All notices sent by Express Mail, Federal Express or Airborne Express will be deemed given on the earlier of the date indicated as received on the return receipt or on the signature log of Federal Express or Airborne Express, as the case may be, or the first date of attempted delivery on a business day by such carrier as indicated in their official records. All domestic notices sent by certified or registered mail will be deemed given on the earlier of the date indicated as received on the return receipt card or five
             (5) business days after the mailing thereof as indicated by a United States Postal Service Stamp on the official mailing receipt. For purposes of this Section, the term "business day" excludes Saturday, Sunday, national holidays and state holidays in the country and state of the noticed party.









             CUSIP No. 79584310       SCHEDULE 13D           Page 25 of 41


                  28. The terms of this Agreement may not be modified, amended or altered in any respect, nor compliance with any covenant or provision herein set forth omitted or waived, except by a written instrument signed by the party or parties to be charged.

                  29. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.


                  30. All representations and warranties made in this Agreement shall survive the execution and delivery hereof.

                  31. This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings or agreements concerning the subject matter hereof.

                  32. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability or any other provision.

                  33. All questions pertaining to the validity, construction, execution and performance of this Agreement shall be construed in accordance with and be governed by the laws of the State of California, irrespective of the fact that one or more of the parties hereto now is or may hereafter be, domiciled in a different state, jurisdiction or country and each of the parties hereto hereby consents to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, and the Federal District Court for the Southern District of New York as the exclusive forums for the resolution of all matters relating to this Agreement.

                  34. This Agreement shall not be binding or enforceable against any party until (a) this Agreement has been signed by all parties and (b) there has been delivered on or before July 1, 1996, an opinion of Wilson, Sonsini, Goodrich & Rosati in the form agreed to by the parties, together with certificates for all of the Conversion Stock being issued hereunder.














             CUSIP No. 79584310       SCHEDULE 13D           Page 26 of 41


                  IN WITNESS WHEREOF, each of the parties hereto has
             caused this Agreement to be executed by their duly authorized officers, all as of the date first above written.

                                           SAM & LIBBY, INC.

                                           By: /s/ KENNETH M. SITOMER
                                               ________________________
                                           Title: COO


                                           BRAHA INDUSTRIES, INC.

                                           By: /s/ RALPH BRAHA
                                               ________________________
                                           Title: President


                                           LANE INTERNATIONAL TRADING,
                                           INC.

                                           By: /s/ LANE SHAY
                                               ________________________
                                           Title: President


                                           LA LANO INTERNATIONAL TRADING,
                                           INC.

                                           By: /s/ LANE SHAY
                                               _________________________
                                           Title: Managing Director

























             CUSIP No. 79584310       SCHEDULE 13D           Page 27 of 41








                                     August 1, 1996



             Mr. Samuel L. Edelman
             Sam & Libby, Inc.
             58 West 40th Street
             New York, NY  10018

                       Re:  Composition and Conversion Agreement (the
                            "Agreement")

             Dear Sam:

                       Lane International Trading, Inc. ("LIT") and La
             Lano International Trading, Inc. hereby waive the requirements under Section 34(b) of the Agreement of delivery of an opinion of Wilson, Sonsini, Goodrich & Rosati and certificates for all the Conversion Stock on or before July 1, 1996. In making this waiver, it is our understanding that your counsel is holding a certificate for Lane's Conversion Stock and an opinion of counsel, each dated
             July 30, 1996, which will be delivered upon receipt of this waiver letter.

                                           Very truly yours,

                                           /s/ Lane Shay

                                           Lane Shay

             cc:  Michael G. Yamin, Esq.
                  Steven L. Berson, Esq.






             CUSIP No. 79584310       SCHEDULE 13D           Page 28 of 41


                                                                 EXHIBIT 3

                                                                 EXHIBIT A

                             REGISTRATION RIGHTS AGREEMENT


                                     June 26, 1996


             Gentlemen:

                  This will confirm that in consideration of your
             agreement on June 26, 1996, to compromise the debt owed to each of you by Sam & Libby, Inc., a California corporation (the "Company") in connection with which Braha (as defined below) subscribed for and was issued One Million Three Hundred Thirty-Nine Thousand Two Hundred Sixty (1,339,260) shares, and Lane (as defined below) subscribed for and was issued One Million Three Hundred Fifty-Eight Thousand Six Hundred Eight (1,358,608) shares, of the Company's Common Stock, $0.001 par value (the "Shares"), all under the circumstances as set forth in the Composition and Conversion Agreement dated June 26, 1996 by and among Braha Industries, Inc. ("Braha"), Lane International Trading, Inc. ("Lane"), La Lano International Trading, Inc. ("La Lano") and the Company (the "Conversion Agreement"), and as an inducement to each of you to consummate the transactions contemplated by the Conversion Agreement and the other agreements referred to therein, the Company covenants and agrees with each of you as follows:

                  1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                       "Commission" shall mean the Securities and Exchange
                  Commission, or any other federal agency at the time administering the Securities Act.

                       "Common Stock"  shall mean the Common Stock, $0.001
                  par value, of the Company, as constituted as of the date of this Agreement.

                       "Exchange Act" shall mean the Securities Exchange
                  Act of 1934, as amended, or any similar federal statute, and the rule and regulations










             CUSIP No. 79584310       SCHEDULE 13D           Page 29 of 41


                  of the Commission thereunder, all as the same shall be in effect at the time.

                       "holder" or "holders" shall mean Braha and/or Lane,
                  as the case may be; this Agreement and/or the registration rights granted hereunder being non-assignable by either of such entities, except to a person or entity which (i) acquires all of the Restricted Stock of the assignor, (ii) directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with such assignor, or (iii) is a purchaser of all or substantially all of the assets of such assignor by merger, sale of assets, stock sale or otherwise.

                       "Restricted Stock" shall mean the Shares of Common
                  Stock, then held beneficially and of record by Braha and/or Lane, excluding any such Shares of Common Stock which have been (a) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them or (b) publicly sold pursuant to Rule 144 under the Securities Act.

                       "Securities Act" shall mean the Securities Act of
                  1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  2.   Required Registration.

                       (a) At any time after ninety (90) days following the date of this Agreement, the holders of Restricted Stock constituting at least fifty-one percent (51%) of the total shares of Restricted Stock then outstanding may request the Company to register under the Securities Act all or any portion of the shares of Restricted Stock held by such requesting holder or holders for sale in the manner specified in such notice, provided that the shares of Restricted Stock for which registration has been requested shall constitute at least thirty percent (30%) of the total shares of Restricted Stock then outstanding if such holder or holders shall request the registration of less than all shares of Restricted Stock then held by such holder or holders. Notwithstanding anything to the contrary contained herein, no request may be made under this Section 2 within one hundred eighty (180) days after the effective date of a registration statement filed by the Company (other than a registration statement on Form S-4, S-8 or another form not available for








             CUSIP No. 79584310       SCHEDULE 13D           Page 30 of 41


             registering the Restricted Stock for sale to the public). In furtherance hereof, the Company undertakes and agrees that for a period of One Hundred Fifty (150) days following the date of this Agreement, unless it has obtained the prior written consent of all holders, that it will not file a registration statement under the Securities Act for sale of any of its securities to the public, except with respect to registration statements on Form S-4, S-8 or another form not available for registering the Restricted Stock for sale to the public and, in the event of any such registration statement being filed (except with the consent of all holders) during such period, the 180-day period referred to above shall not be applicable.

                       (b)  Following receipt of any notice under this
             Section 2, the Company shall immediately notify all holders of Restricted Stock from whom notice has not been received and shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such notice from requesting holders, the number of shares of Restricted Stock specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the giving of such notice by the Company). If such method of disposition shall be an underwritten public offering, the holders of a majority of the Shares of Restricted Stock to be sold in such offering may designate the managing underwriter of such offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed. The Company shall be obligated to register Restricted Stock pursuant to this Section 2 on one (1) occasion only; provided, however, that such obligation shall be deemed satisfied only when a registration statement covering all of the Shares of Restricted Stock specified in notices received as aforesaid, for sale in accordance with the method of disposition specified by the requesting holders, shall have become effective.

                  3. Incidental Registration. If the Company at any time (other than pursuant to Section 2 or Section 4) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Restricted Stock for sale to the public), each such time it will give written notice to all holders of outstanding Restricted Stock of its intention so to do. Upon the written request of any such holder, received by the Company within thirty (30) days after the giving of such notice by the Company, to register







             CUSIP No. 79584310       SCHEDULE 13D           Page 31 of 41


             any of its Restricted Stock (which request shall state the intended method of disposition thereof), the Company will use its best efforts to cause the Restricted Stock as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder (in accordance with its written request) of such Restricted Stock so registered. In the event that any registration pursuant to this Section 3 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of Shares of Restricted Stock to be included in such an underwriting may be reduced (pro rata among the requesting holders based upon the number of shares of Restricted Stock owned by such holders) if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein; provided, however, that in no event may less than ten percent (10%) of the total number of shares of Common Stock to be included in such underwriting be made available for Shares of Restricted Stock. Notwithstanding the foregoing provisions, the Company may withdraw or postpone any registration statement referred to in this
             Section 3 without thereby incurring any liability to the holders of Restricted Stock.

                  4. Registration on Form S-3. If at any time after ninety (90) days from the date hereof (i) a holder or holders of Restricted Stock constituting at least fifty percent (50%) of the total Shares of Restricted Stock then outstanding request that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the shares of Restricted Stock held by such requesting holder or holders, and (ii) the Company is a registrant entitled to use Form S-3 or any successor thereto to register such shares, then the Company shall use its best efforts to register under the Securities Act on Form S-3 or any successor thereto, for public sale in accordance with the method of disposition specified in such notice, the number of shares of Restricted Stock specified in such notice.
             Whenever the Company is required by this Section 4 to use its best efforts to effect the registration of Restricted Stock, each of the procedures and requirements of Section 2(b) shall apply to such registration; provided, however, that there shall be no more than two (2) registrations on Form S-3 effected under this Section 4.

                  5. Registration Procedures. If and whenever the Company is required by the provisions of Sections 2, 3 or 4 to use its best efforts to effect the registration of any







             CUSIP No. 79584310       SCHEDULE 13D           Page 32 of 41


             Shares of Restricted Stock under the Securities Act, the Company will, as expeditiously as possible:

                       (a) prepare and use its best efforts to file with the Commission, within forty-five (45) days of the completion of the notification process under Section 2 above, a registration statement (which in the case of an underwritten public offering pursuant to Section 2, shall be on Form S-1, Form SB-2 or other form of general applicability satisfactory to the managing underwriter selected as therein provided) with respect to such securities and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

                       (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in Paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

                       (c) furnish to each seller of Restricted Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

                       (d) use its best efforts to register or quality the Restricted Stock covered by such registration statement under the securities or "Blue Sky" laws of such jurisdictions as the sellers of Restricted Stock or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

                       (e) use its best efforts to list the Restricted Stock covered by such registration statement with any securities exchange or quotation system on which the Common Stock of the Company is then listed;


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             CUSIP No. 79584310       SCHEDULE 13D           Page 33 of 41


                       (f) immediately notify each Seller of Restricted Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

                       (g)  if the offering is underwritten, at the
             request of any seller of Restricted Stock use its best efforts to furnish on the date that Restricted Stock is delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the seller, in form and substance identical to the letter delivered by such counsel to the underwriters and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to such seller, in form and substance identical to the letter delivered by such independent public accountants to the underwriters; and

                       (h) make available for inspection by each seller of Restricted Stock, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

                       For purposes of Sections 5(a) and 5(b), the period
             of distribution of Restricted Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Restricted Stock in any other registration shall be deemed to extend until the earlier of the sale of all Restricted Stock covered thereby or one hundred eighty (180) days after the effective date thereof.

                       In connection with each registration hereunder, the
             sellers of Restricted Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as reasonably shall be

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             CUSIP No. 79584310       SCHEDULE 13D           Page 34 of 41

             necessary in order to assure compliance with federal and applicable state securities laws.

                       In connection with each registration pursuant to
             Sections 2, 3 or 4 covering an underwritten public offering, the Company and each seller agree to enter into any written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

                  6. Expenses. All expenses incurred by the Company in complying with Sections 2, 3 and 4, including without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "Blue Sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance, but excluding any Selling Expenses, are called "Registration Expenses". All underwriting discounts, selling commission applicable to the sale of Restricted Stock and fees and disbursements of one special counsel for the sellers of Restricted Stock are called "Selling Expenses".

                       The Company will pay all Registration Expenses in
             connection with the one (1) registration statement provided for under Section 2, each registration statement under
             Section 3 and the first registration effected by the Company pursuant to Section 4. All Selling Expenses in connection with each registration statement under Sections 2, 3 or 4 shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

                  7.   Indemnification and Contribution.

                       (a) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 2, 3 or 4, the Company will indemnify and hold harmless each seller of such Restricted Stock thereunder, each underwriter of such Restricted Stock thereunder and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in







             CUSIP No. 79584310       SCHEDULE 13D           Page 35 of 41


             respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 2, 3 or 4 any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or motion; provided, however, that the Company will not be liable in any case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such seller, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

                       (b) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 2, 3 or 4, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 2, 3 or 4, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or







             CUSIP No. 79584310       SCHEDULE 13D           Page 36 of 41


             defending any such loss, claim, damage, liability or action; provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and; provided, further, however, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the proceeds received by such seller from the sale of Restricted Stock covered by such registration statement.

                  8. Changes in Common Stock. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

                  9. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Stock to the public without registration, the Company agrees at all times to:

                       (a) use its best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                       (b)  use its best efforts to file with the
             Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                       (c) furnish to each holder of Restricted Stock forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing







             CUSIP No. 79584310       SCHEDULE 13D           Page 37 of 41


             itself of any rule or regulation of the Commission allowing such holder to sell any Restricted Stock without registration.

                  10. Representations and Warranties of the Company. The Company represents and warrants to you as follows:

                       (a) The execution, delivery and performance of this Agreement by the Company have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Articles of Incorporation or By-laws of the Company or any provision of any indenture, agreement or other instrument to which it or any of its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company.

                       (b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

                  11.  Miscellaneous.

                       (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the parties signatory hereto, but no rights contained in this Agreement shall inure to the benefit of the respective successors, heirs and assigns of Braha and/or Lane (including, transferees of any Restricted Stock) whether so expressed or not, except for the permitted assignee of Braha and/or Lane, as defined in
             Section 1 hereof under the definition of "holder" or "holders".

                       (b) All notices, requests, demands, exercises and other communication provided for herein shall be in writing and sent by express, certified or registered mail, postage prepaid, return receipt requested, or by Federal Express for next business day delivery (signature not waived) if domestic United States and, if international, solely by Federal Express or Airborne Express for the fastest possible delivery time available through such carrier to the applicable party at the addresses indicated below:









             CUSIP No. 79584310       SCHEDULE 13D           Page 38 of 41


                       If to the Company:

                       Sam & Libby, Inc.
                       58 West 40th Street
                       New York, NY  10018
                       Attn:  Mr. Samuel L. Edelman

                            With a copy to each of:

                            Kaufmann, Feiner, Yamin, Gildin & Robbins LLP 777 Third Avenue
                            New York, NY  10017
                            Attn:  Michael G. Yamin, Esq.

                                      - and -

                            Wilson Sonsini Goodrich & Rosati
                            650 Page Mill Road
                            Palo Alto, CA  94304
                            Attn:  Steven L. Berson, Esq.

                       If to Braha:

                       Braha Industries, Inc.
                       1 East 33rd Street
                       New York, NY  10016
                       Attn:  Mr. David Braha

                            With a copy to:

                            Todtman, Young, Tunick, Nachamie,
                              Hendler & Spizz, P.C.
                            425 Park Avenue
                            New York, NY  10022
                            Attn:  Stanley B. Hendler, Esq.
















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             CUSIP No. 79584310       SCHEDULE 13D           Page 39 of 41


                       If to Lane:

                       Lane International Trading, Inc.
                       31284 San Antonio Street, Suite 7
                       Hayward, CA  94544
                       Attn:  Mr. Lane Shay

                            With a copy to:

                            Howard, Rice, Nemerovski, Canady, Falk &
                                 Rabkin
                            Three Embarcadero Center
                            7th Floor
                            San Francisco, CA  94111
                            Attn:  Janet A. Nexon, Esq.

                  If to any subsequent holder of Restricted Stock, to such
             holder at such address as may have been furnished to the Company in writing by such holder;

             or, in any case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a holder of Restricted Stock) or to the holders of Restricted Stock (in the case of the Company) in accordance with the provisions of this paragraph.

             All notices sent by Express Mail, Federal Express or Airborne Express will be deemed given on the earlier of the date indicated as received on the return receipt or on the signature log of Federal Express or Airborne Express, as the case may be, or the first date of attempted delivery on a business day by such carrier as indicated in their official records. All domestic notices sent by certified or registered mail will be deemed given on the earlier of the date indicated as received on the return receipt card or five
             (5) business days after the mailing thereof as indicated by a United States Postal Service Stamp on the official mailing receipt. For purposes of this Section, the term "business day" excludes Saturday, Sunday, national holidays and state holidays in the country and state of the noticed party.

                       (c)  This Agreement shall be governed by and
             construed in accordance with the laws of the State of California.

                       (d) This Agreement may not be amended or modified, and no provision thereof may be waived, without the written consent of the Company and the holders of at least fifty-one percent (51%) of the outstanding shares of Restricted Stock affected by such amendment, modification or waiver.







             CUSIP No. 79584310       SCHEDULE 13D           Page 40 of 41


                       (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                       (f) The obligations of the Company to register shares of Restricted Stock under Sections 2, 3 or 4 shall terminate on the third anniversary of the date of the date of the Conversion Agreement.

                       (g) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.







































             CUSIP No. 79584310       SCHEDULE 13D           Page 41 of 41


                  Upon your acceptance of the foregoing by signing and
             returning the enclosed counterpart of this letter, this Agreement shall be a binding agreement between the Company and each of you.

                                           Very truly yours,

                                           SAM & LIBBY, INC.


                                           By: /s/ KENNETH M. SITOMER
                                               _________________________
                                           Title:  COO

             AGREED TO AND ACCEPTED as of
             the date first above written:

             BRAHA INDUSTRIES, INC.


             By: /s/RALPH BRAHA
                 ___________________________
             Title: President


             LANE INTERNATIONAL TRADING, INC.


             By: /s/ LANE SHAY
                 ___________________________
             Title: President



















